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les white <lesbrews@gmail.com>

Heart & Solar Brew Farm begins fund raising

les white <lesbrews@gmail.com> Wed, Mar 23, 2022 at 12:24 PM
Bcc: Michael Bury <icemangordito@gmail.com>, Daniel Blake <designbyblake@gmail.com>, Dave Justice <davidjustice@comcast.net>, Joe Gold <joegold16@comcast.net>, Guy Allen <guyallen64@gmail.com>, Marion Kozar <marionkozar@comcast.net>, Mike Kozar <mpkozar@comcast.net>

Hey Folks,
It's been a long time coming but we have started up our crowdfunding site to raise the final chunk of capital to build Heart & Solar Brew Farm. Legally, the SEC doesn't allow us to discuss terms or details of the investment so please check out our Wefunder site to learn more about the company, watch our video and read over the investment terms. Be sure to check out the Perks we're offering at certain levels:

https://wefunder.com/heart.solar.brew.farm

Thanks in advance for your support. Feel free to reach out to us if you have any questions or feedback. Also, if you're not already, please follow us on Facebook to get updates on our progress.

And here's the legal disclosure SEC requires until we file some paperwork:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Cheers,
Les

Gmail

les white <lesbrews@gmail.com>

Heart & Solar Brew Farm begins fundraising

les white <lesbrews@gmail.com> Sat, Mar 5, 2022 at 2:48 PM
To: Les White <lesbrews@gmail.com>
Bcc: Trevor Cheyne <tcheyn1@gmail.com>, Alan Moore <geomoojr@gmail.com>, Ben Schwalb <benbrew@verizon.net>, Chris Anderson <chrisanderson@mdhb.com>, Chris Gough <realbeer@gmail.com>, Chris Sollitto <chris.sollitto@gmail.com>, Craig Bryant <bryantce@gmail.com>, Dom Cantalupo <DOMINIC.CANTALUPO@longandfoster.com>, Glenn Smith <glenn_smiht@hotmail.com>, Jeff Adelsberger <jeffade@mac.com>, Jim Busch <jim@silverbranchbrewing.com>, Jim Harvison <jsh@theharvisons.com>, John Gasparine <jgasparine@gmail.com>, Kent Lutz <kalutz5@aol.com>, Kevin Berry <kevinberry79@aol.com>, Lauree Hinkle <laure.wiggin@hp.com>, Lisa Klein <apetit500@yahoo.com>, Lisa Lawson <lisa_lawson5563@yahoo.com>, Nancy Gough <ngough67@gmail.com>, Sean McIlvain <hungryghost1@yahoo.com>, Stephen T Mowl <stephen.mowl@hpe.com>, Neil Landes <neil_landes@merck.com>, Thad Greene <tmgreene@gmail.com>, Susan Garland <susan.garland@gmail.com>, Mahlon White <stonesrepair@verizon.net>

Hi Folks,
The time is finally here! We are ready to start raising capital to build Heart & Solar Brew Farm. You are among the first friends/family we are reaching out to so we'll be offering an "early bird" special. The first $50,000 of our raise will be offered with a discounted valuation cap of $2.5 Million. After that initial 50K, the valuation cap will raise to $3 Million. Legally, the SEC doesn't allow us to discuss terms or details of the investment so please check out our Wefunder site to learn more about the company, watch our video and read over the investment terms:

https://wefunder.com/heart.solar.brew.farm

Thanks in advance for your support. Without investors, this project would never get off the ground. Feel free to reach out to us if you have any questions or feedback. Also, if you're not already, please follow us on Facebook to get updates on our progress.

And here's the legal disclosure SEC requires until we file some paperwork:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Cheers,
Les

Heart & Solar Brew Farm
Published by Trevor Cheyne · March 22 at 9:00 AM ·

You've all waited patiently and we are excitement to share; we are now live on Wefunder!

We will be securing the last bit of our funding needed for the farm brewery through Crowdfunding! All the details should be on the site so pop over and check it out. Feel free to reach out if you have any questions.

And now for the required SEC disclosures:

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Cheers and have a great week!



WEFUNDER.COM

Invest in Heart & Solar Brew Farm: Opening a planet-friendly Lager & Ale brewery in Parkton, Maryland |...

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